UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Jounce Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

481116101
(CUSIP Number)

November 20, 2019

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 481116101

1	NAMES OF REPORTING PERSONS
BRISTOL-MYERS SQUIBB COMPANY 22-0790350

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
3,456,463(1)

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
3,456,463(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,456,463(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.6%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	See Item 4 below.
(2)
The percentage ownership interest is determined based on 45,393,561 shares of Common Stock of the Issuer outstanding as of February 19, 2021 as disclosed in the Issuer’s Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on February 25, 2021.

CUSIP No. 481116101

1	NAMES OF REPORTING PERSONS
CELGENE SWITZERLAND LLC 47-5587373

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
3,456,463(1)

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
3,456,463(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,456,463(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.6%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (limited liability company)

(1)	See Item 4 below.
(2)
The percentage ownership interest is determined based on 45,393,561 shares of Common Stock of the Issuer outstanding as of February 19, 2021 as disclosed in the Issuer’s Form 10-K filed with the SEC on February 25, 2021.

Reference is hereby made to the statement on Schedule 13G filed with the SEC by Celgene Switzerland LLC (“Celgene Switzerland”) and Celgene Corporation (“Celgene”) with respect to the Common Stock of the Issuer on February 10, 2017 (the “Schedule 13G”). This Amendment No. 1 of the Schedule 13G is being jointly filed by: (i) Bristol-Myers Squibb Company (“BMS”) and (ii) Celgene Switzerland. On November 20, 2019 (the “Closing Date”), BMS completed its acquisition of Celgene pursuant to the terms and conditions of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 2, 2019, by and among BMS, Burgundy Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of BMS (“Merger Sub”), and Celgene. Under the Merger Agreement, on the Closing Date, Merger Sub merged with and into Celgene, with Celgene surviving as a direct wholly owned subsidiary of BMS. Celgene Switzerland is a wholly owned subsidiary of Celgene Tri Sàrl (“Celgene Tri Sàrl”). BMS is the ultimate parent company of Celgene Tri Sàrl. Terms defined in the Schedule 13G are used herein as so defined.

The following items of the Schedule 13G are amended and restated to read in their entirety as follows:

Item 2(a).	Name of Persons Filing: • BMS • Celgene Switzerland

Item 2(b).	Address of Principal Business Office or, if none, Residence:

	Bristol-Myers Squibb Company 430 East 29th Street New York, NY 10016	Celgene Switzerland LLC AON House 30 Woodbourne Avenue Pembroke, HM 08 BERMUDA

Item 2(c).	Citizenship:

Delaware, U.S.A.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value

Item 2(e).	CUSIP Number:

481116101

Item 4.	Ownership.

(a) Amount beneficially owned:

3,456,463 shares of Common Stock of the Issuer*

(b) Percent of class: 7.6%**

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

3,456,463 shares of Common Stock of the Issuer*

(iii) Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

3,456,463 shares of Common Stock of the Issuer*

* Celgene Switzerland, an indirect subsidiary of BMS, is the record holder of 3,456,463 shares of Common Stock of the Issuer. BMS does not directly own any shares of Common Stock of the Issuer. By reason of the provisions of Rule 13d-3 under the Act, BMS is deemed to own beneficially the Common Stock that Celgene Switzerland owns as a record holder.

** The percentage ownership interest is determined based on 45,393,561 shares of Common Stock of the Issuer outstanding as of February 19, 2021 as disclosed in the Issuer’s Form 10-K filed with the SEC on February 25, 2021.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Exhibit Description

99.1	Joint Filing Agreement, dated April 5, 2021, between BMS and Celgene Switzerland.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 5, 2021

BRISTOL-MYERS SQUIBB COMPANY

/s/ Katherine R. Kelly
	Name:	Katherine R. Kelly
	Title:	Corporate Secretary

CELGENE SWITZERLAND LLC

/s/ Kevin Mello
	Name:	Kevin Mello
	Title:	Manager